[AirMedia Group Inc. Letterhead]

December 7, 2012

VIA EDGAR

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Kate Beukenkamp, Attorney-Advisor

Terry French, Accountant Branch Chief

Claire DeLabar, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AirMedia Group Inc. (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2011 (the “2011 20-F”)

Filed April 30, 2012 (File No. 001-33765)

Dear Mr. Spirgel, Ms. Murphy, Ms. Beukenkamp, Mr. French and Ms. DeLabar:

This letter sets forth the Company’s responses to the comment contained in the letter dated November 27, 2012 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the 2011 20-F. The Staff’s comment is repeated in bold below and is followed by the Company’s response thereto.

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Form 20-F for the year ended December 31, 2011

Risk Factors, page 7

1.	Please expand the proposed disclosure for the Risk Factor in response to comment two from our letter dated October 11, 2012 to include the percentage ownership in the registrant and the VIEs of the officers and directors that are also shareholders in the VIEs.

In response to the Staff’s comment, the Company proposes to revise the risk factor, to be included in its future Form 20-F filings, as follows (the revised portions, which are in the body of the proposed risk factor, are in italics):

“Because some of the shareholders of our VIEs in China are our directors and officers, their fiduciary duties to us may conflict with their respective roles in the VIEs, and their interest may not be aligned with the interests of our unaffiliated public security holders. If any of the shareholders of our VIEs fails to act in the best interests of our company or our shareholders, our business and results of operations may be materially and adversely affected.

Certain of our directors and officers are shareholders in the VIEs, AM Advertising, Shengshi Lianhe, AirMedia UC, and AM Yuehang. Mr. Herman Man Guo, our chairman and chief executive officer, in addition to holding 22.17 % in our company, also directly and indirectly holds approximately 80.10% of AM Advertising, 79.86% of Shengshi Lianhe and 80.14% of AirMedia UC. Mr. Qing Xu, our director and executive president, in addition to holding 3.03% of our company, also directly and indirectly holds approximately 11.79% of AM Advertising, 11.94% of Shengshi Lianhe and 11.87% of AirMedia UC. Mr. James Zhonghua Feng, our director and president, holds 80% of AM Yuehang. In addition, Mr. Guo and Mr. Xu are each a director of AirMedia UC, Shengshi Lianhe and AM Advertising, and Mr. Guo is the legal representative of each of Shengshi Lianhe and AirMedia UC. For these directors and officers, their fiduciary duties toward our company under Cayman law—to act honestly, in good faith and with a view to our best interests—may conflict with their roles in the VIEs, as what is in the best interest of the VIEs may not be in the best interests of our company or the unaffiliated public shareholders of our company.

Currently, we do not have agreements in place that solely target to resolve conflicts of interest arising between our company and the VIEs and their operations. In addition, we have not appointed a separate fiduciary—one without potential conflicts of interest—to serve as the fiduciary of the public unaffiliated security holders of our company. Although our independent directors or disinterested officers may take measures to prevent the parties with dual roles from making decisions that may favor themselves as shareholders of the VIEs, we cannot assure you that these measures would be effective in all instances. If the parties with dual roles do find ways to make and carry out decisions on our behalf that are detrimental to our interest, our business and results of operations may be materially and adversely affected.

Certain provisions in the contractual agreements between AM Technology and our VIEs do impose limits on the rights of the shareholders of the VIEs. For example, each of the shareholders of the VIEs has signed an irrevocable power of attorney authorizing the person designated by AM Technology to exercise its rights as shareholder, including the voting rights, the right to enter into legal documents and the right to transfer its equity interest in the VIEs. However, we cannot assure you that when conflicts of interest arise that each of our VIEs and its respective shareholders will act completely in our interests or that conflicts of interests will be resolved in our favor, or that the above contractual provisions would be sufficient protection for us in the event that shareholders of the VIEs fail to perform under their contracts with AM Technology. In any such event, we would have to rely on legal remedies under PRC law, which may not be effective. See “—We rely on contractual arrangements with our consolidated variable interest entities and their shareholders for a substantial portion of our China operations, which may not be as effective as direct ownership in providing operational control” and Item 7, “Major Shareholders and Related Party Transactions—Related Party Transactions—Contractual Arrangements.””

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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If you have any additional questions or comments regarding the 2011 20-F, please contact the Company’s U.S. counsel, Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740-4850. Thank you very much.

Very truly yours,

/s/ Herman Man Guo
Name:	Herman Man Guo
Title:	Chairman and Chief Executive Officer

cc:	Henry Ho, Chief Financial Officer, AirMedia Group Inc.

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom, Hong Kong

Yan Wang, Deloitte Touche Tohmatsu CPA Ltd., Beijing

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